UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                       May 7, 2019
  Adam D. Wyden
  Sole Manager
  ADW Capital Management, LLC
  1133 Broadway Suite 719
  New York, NY 10010

  Re:     Select Interior Concepts, Inc.
          Schedule 13D/A filed May 7, 2019
          PX14A6G filed May 7, 2019
          Filed by ADW Capital Partners LLC, et al.
          File Nos. 005-90658 and 001-38632, respectively

  Dear Mr. Wyden:

         We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why.

          After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

  Schedule 13D/A filed on May 7, 2019

  1. Disclosure under Item 4 indicates that the referenced May 6, 2019 press release was "filed [ ]
     under Rule 14a-2(b)(1) Notice of Exempt Solicitation." Rule 14a-2, however, is titled
     "Solicitations to which 240.14a-3 to 240.14a-15 apply," and operates as the functional equivalent of an exemption. Rule 14a-6 of Regulation 14A, titled "Filing requirements," is the regulatory provision that governs and regulates specific filing obligations, including the obligation to submit the Notice of Exempt Solicitation under Rule 14a-6(g). Please revise to remove the implication that Rule 14a-2(b)(1) imposed a filing obligation upon the persons conducting the exempt solicitation and make clear the role and application of Rule 14a-6(g).

  2. Disclosure under Item 4 still appears devoid of any express reference to the ongoing exempt solicitation. Given that the subject of the solicitation includes a proposal to impede the issuer's authority to re-elect directors in furtherance of a plan to influence the issuer to undertake "a strategic alternatives process," the solicitation implicates that "plan or proposal"
     language in Item 4 with respect to matters (b), (c), (d) and (j). Please revise Item 4 to make
 Adam D. Wyden
May 7, 2019
Page 2

   clear the plans and proposals that are being advanced, as well as the fact the solicitation being conducted is considered exempt and being undertaken in reliance on Rule 14a-2(b)(1).

PX14A6G filed on May 7, 2019
3. Notwithstanding the participants' reliance upon Rule 14a-2(b)(1) to conduct the solicitation,
   Rule 14a-9 still applies to the disclosure content. The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. The disclosure in the press release date May 6 that states "the
   value of the Company's coveted assets   which in aggregate [ ] are worth
nearly $40 per
   share." Advise us, with a view toward amended disclosure, how the participants determined this figure. In addition, advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Release No. 34-16833 (May 23, 1980).

       We remind you that the persons filing the above-referenced Schedule 13D and PX14A6G submissions and their respective managements, if applicable, are responsible for the accuracy and adequacy of the disclosures contained within the filings notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3266 if you have any questions regarding our comments.
                                                   Sincerely,

                                                     /s/ Nicholas P. Panos

                                                     Nicholas P. Panos
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions

cc: Greg Kramer, Esq. and Rick Werner, Esq.




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